UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

Extraordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Extraordinary Shareholders’ Meeting (“Meeting”), which will be held at 11:00 a.m., on February 1, 2023, at the Company’s headquarters, located at Engenheiro Luiz Carlos Berrini Avenue, 1376, Cidade Monções, City of São Paulo, São Paulo State, to resolve on the following items of the agenda:

(1)       acknowledge and ratify the appointment of the specialized appraisal company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ/ME under nº 61.562.112/0001-20 responsible for preparing the valuation report of the shareholders equity of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Appraisal Report” and “Garliava”, respectively), for the purposes of its incorporation into the Company;

(2)       appreciate and resolve on the Justification Protocol and Instrument for Incorporation, signed between the managements of Garliava and the Company on December 16, 2022, with the purpose of incorporating Garliava into the Company (“Protocol”);

(3)       appreciate and deliberate on the Appraisal Report; and

(4)       resolve on the incorporation of Garliava into the Company and its implementation under the terms described in the Protocol, which effectiveness, for all purposes, will be subject to a new resolution by the Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of the prior consent of ANATEL and the applicable operating conditions, as provided for in the Protocol.

The Company informs that will adopt the remote voting procedure for the Meeting and, therefore, on this date, will be made available to the Shareholders the remote voting ballot, as established in the CVM Resolution No. 81, of March 29, 2022 (“RCVM 81”).

GENERAL INSTRUCTIONS:

(i)       According to Article 10 and following paragraphs of the Company’s Bylaw, only shareholders whose shares are registered in their name in the records of the bookkeeping institution at least seventy-two (72) hours before the date scheduled for the Meeting, may take part and vote in the Meeting.

(ii)        Participation by the shareholders may be in person, or by proxy/legal representative duly appointed, or by means of a remote voting ballot, and detailed guidelines on the documentation required in each case are mentioned in the Manual disclosed on the date hereof (“Manual”):

•	In Person: Should a shareholder choose to attend the Meeting in person, they must attend the Meeting with a document proving their identity (ID card and CPF).

•	By Legal Representative/Proxy: In order to speed up and increase the efficiency of the Meeting, pursuant to the provisions of Article 10, second paragraph of the Bylaws, the Company requests that the shareholders who intend to be represented at the Meeting by means of a duly appointed legal representative/proxy, deposit the power-of-attorney/proxy instruments and documentation described in the Manual at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, Cidade Monções, in the Capital of the State of São Paulo, CEP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., at least seventy-two (72) hours prior to the date scheduled for the Meeting. Alternatively, with the intention to ensure the participation of the shareholders, the consignment of representation mandate and documentation described in the Manual will be accepted through the email address ir.br@telefonica.com, up to 72 (seventy-two) hours before the designed date of the Meeting, provided that it is produced and signed using the ICP-Brazil certification.

•	Remote Voting Ballot: If the shareholder chooses to exercise the voting right remotely, pursuant to RCVM 81, they may send the remote voting ballot through its respective custody agent, the Company's bookkeeping institution (Banco Bradesco S.A.) or directly to the Company, according to the guidelines set forth in the Manual and in the Remote Voting Ballot.

•	For all participation means mentioned above, the shareholders and/or legal representative/proxy must present an updated statement containing the respective shareholding position, issued by the custody agent, up to 72 (seventy-two) hours in advance of the date scheduled for the Meeting, under the terms of the Manual.

(iii)       All documents related to the Meeting Call Notice are available at Company's headquarters, and may also be consulted at the websites of the Brazilian Securities Exchange Commission - CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the Company (www.telefonica.com.br/ri), in accordance with the provisions of the Brazilian Corporations Law and RCVM 81.

São Paulo, December 16, 2022.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director